Mail Stop 4561

      March 20, 2006

Robert W. Hagger
President, Chief Executive Officer and
Director
Datawatch Corporation
175 Cabot Street, Suite 503
Lowell, MA  01854

	Re:	Datawatch Corporation
   Form 10-K for the Fiscal Year Ended
   September 30, 2005
		Filed December 12, 2005
		File No. 000-19960

Dear Mr. Hagger:

	We have reviewed your response to our letter dated February
6,
2006 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Note 1. Nature of Business and Summary of Significant Accounting
Policies

Revenue Recognition, page 32

1. Please refer to comment 3 in our letter dated February 6, 2006. We have reviewed your response and note in your disclosure on page 4 that there is a significant range in price for your "typical configurations" (e.g. $35,000 to $200,000 or $60,000 to $450,000).
Help us understand what elements are included in the low end of the price range as opposed to what elements are included in the higher priced range that results in such a significant difference.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

??

??

??

??

Robert W. Hagger
Datawatch Corporation
March 20, 2006
Page 1